Atlas Pipeline Partners, L.P.

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

September 3, 2013

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Pipeline Partners, L.P. Amendment No. 1 to Registration Statement on Form S-4 Filed August 20, 2013 File No. 333-190053

Dear Ms. Ransom:

On behalf of Atlas Pipeline Partners, L.P. (the “Company,” “we,” “us” or “our”), Atlas Pipeline Finance Corporation (“Finance Co”) and the Company’s guarantor subsidiaries named as registrants (together with the Company and Finance Co, the “Registrants”) in the Registration Statement on Form S-4, File No. 333-190053, filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2013, as amended by Amendment No. 1 to the registration statement filed with the Commission on August 20, 2013 (as so amended, the “Registration Statement”), we are writing to respond to the comments raised in the letter to the Registrants dated August 28, 2013, from the staff of the Commission (the “Staff”). For your convenience, we first restate your comments in bold and then provide the Registrant’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

General

1.

We note your response to comment 2 from our letter dated August 14, 2013 that “the Staff has allowed issuers to continue to rely on Rule 3-10 when the other requirements of such rule are met and the release provisions are limited to the customary circumstances described in Section 2510.5 of the Financial Reporting Manual,” and that Section 10.05 of the Indenture is “consistent with the first bullet point example in Section 2510.5 and is thus a customary circumstance under which a guarantee may be released.” However, Section 10.05(i) of the Indenture provides for the “sale or other disposition of all or substantially all of the assets of such subsidiary guarantor (including by way of merger or consolidation) to a person that is not

(either before or after giving effect to such transaction) the issuer or a restricted subsidiary, if the company applies the net proceeds of that sale or other disposition in accordance with Section 4.07 thereof” and Section 10.05(ii) states that “in connection with any sale or other disposition of all of the equity interest of a subsidiary guarantor to a person that is not (either before or after giving effect to such transaction) the issuer or a restricted subsidiary, if the company applies the net proceeds of that sale in accordance with Section 4.07 hereof,” [emphasis added]. Please significantly enhance your analysis to explain how Section 10.05 of the Indenture constitutes a “full and unconditional” guarantee in light of both Rule 3-10 of Regulation S-X and the italicized portions of this section above. In doing so, please elaborate upon Section 4.07

Response: With respect to the Staff’s request that we significantly enhance our analysis as to how the subsidiary guarantees satisfy the requirements of Rule 3-10 of Regulation S-X (“Rule 3-10”) in light of Rule 3-10 and the italicized portions of the comment above, we respectfully submit that we considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124 – Financial Statements and Periodic Reports For Related Issuers and Guarantors, and in Sections 2510.4 and 2510.5 of the Division of Corporate Finance Financial Reporting Manual. We respectfully restate our understanding that it is the view of the Staff that a guaranty is not “full and unconditional” if it contains automatic release provisions. Notwithstanding this view, the Staff has allowed issuers to continue to rely on Rule 3-10 when the other requirements of such rule are met and the release provisions are limited to customary circumstances, examples of which are described in Section 2510.5 of the Financial Reporting Manual (“Section 2510.5”). The Indenture dated September 28, 2012, filed as Exhibit 10.2 to our Current Report on Form 8-K filed on September 28, 2012 (the “Base Indenture”) and the Supplemental Indenture dated as of December 20, 2012, filed as Exhibit 10.2 to our Current Report on Form 8-K filed on December 26, 2012 (together with the Base Indenture, the “Indenture”) provides that the guarantees of subsidiary guarantors will be released in certain circumstances, which, as analyzed in more detail below, we believe correspond to the customary circumstances described in Section 2510.5.

Analysis: Among the release provisions cited by Section 2510.5 are releases where:

•	a subsidiary is sold or sells all of its assets, and

•	a subsidiary is declared “unrestricted” for covenant purposes.

Section 10.05 of the Indenture, in clauses (i) and (ii), provides that a subsidiary’s guarantee will be released either:

•	Section 10.05(i) “in connection with any sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, if the Company applies the Net Proceeds of that sale or other disposition in accordance with Section 4.07”; or

•

Section 10.05(ii) “in connection with any sale or other disposition of all of the Equity Interests of a Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, if the Issuer applies the Net Proceeds of that sale in accordance with Section 4.07”

As discussed in our prior letter, we believe that Section 10.05 of the Indenture corresponds to the “sale” example of the “customary circumstances” cited by Section 2510.5. We note, however, that the Staff has italicized the inclusion in Section 10.05’s definition of “sale” the explanatory parenthetical phrase “including by way of merger or consolidation.” We believe that this is a customary inclusion with respect to permitted releases of subsidiary guarantees since a merger or consolidation would result in the disposition of the subsidiary to the same extent as if the subsidiary were sold for cash or other consideration and thus be a form of sale, and the release of the subsidiary’s guaranty would typically be required by the acquirer. We understand that the Staff has accepted similar indenture language as coming within the “sale” example of Section 2510.5. See, e.g. CDW Corporation correspondence (available June 21, 2012).

We also note that the Staff has italicized the indenture language limiting the automatic release of a subsidiary’s guarantee to a sale to a person who is not the issuer or a restricted subsidiary, essentially a sale to a third party or to an unrestricted subsidiary. Although the “sale” example of Section 2510.5 does not express any limit as to the nature of the acquirer, we believe that it most clearly applies to a sale to a third party which, as noted above, would typically require such a release as a condition to the sale. We also believe that the “sale” example could apply to a sale to an unrestricted subsidiary since an unrestricted subsidiary is, definitionally, not a guarantor (and thus would require the release as a condition to the acquisition so as to remain an unrestricted subsidiary) and because the nature of an unrestricted subsidiary (as set forth in the definition thereof) is analogous to that of a third party. However, assuming that the sale of a subsidiary to an unrestricted subsidiary would not be covered by the “sale” example because of the unrestricted subsidiary’s affiliation with the issuer, we believe it would be covered under the example relating to a subsidiary being declared “unrestricted” for covenant purposes. In this regard, Section 4.14(a) of the indenture provides that “All Subsidiaries of an unrestricted subsidiary shall also be unrestricted subsidiaries.” Consequently, the sale of a subsidiary to an unrestricted subsidiary would result in the sold subsidiary being a subsidiary of an unrestricted subsidiary and thus being declared an unrestricted subsidiary for covenant purposes by operation of Section 4.14(a).

The release of a subsidiary guarantor under Sections 10.05(i) and (ii) of the Indenture is only permitted if the proceeds of such sales or dispositions are applied in accordance with Section 4.07 of the Indenture. Section 4.07 requires that such proceeds be used first to repay secured indebtedness, to make mandatory repayments under credit facilities, for certain permitted capital expenditures or for acquisitions of assets of, or equity interests in, certain permitted business. Any proceeds remaining thereafter in excess of $25 million must be used to repurchase the notes issued under the Indenture and repay other pari passu indebtedness. Consequently, Section 4.07 ensures there will be a substitution of value in exchange for the tangible proceeds received upon release of the guarantees, and thus Section 4.07 acts for the benefit of the noteholders as a further limitation on obtaining a release of a subsidiary guarantee rather than as an independent basis upon which a release may be obtained. Accordingly, as a more limited release right, we believe that the Section 4.07 limitation falls well within what would be customary circumstances for a guarantee release.

We also note that we have revised our disclosure in Amendment No. 2 to the Registration Statement to indicate that the full and unconditional guarantees are subject to certain customary release provisions described in Amendment No. 2.

Where you can find more information, page 92

2.	We note your response to comment 7 in our letter dated August 14, 2013 and that you have deleted the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013. Please include this quarterly report to the list of documents incorporated by reference into the prospectus. Refer to Item 13(a)(2) of Form S-4.

Response: We acknowledge the Staff’s comment and have revised the disclosure under “Where You Can Find More Information” to include the Form 10-Q for the quarter ended March 31, 2013 in the list of documents incorporated by reference into the Registration Statement.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact Trey Karlovich at (918) 574-3549.

Sincerely,

/s/ Robert W. Karlovich, III
Robert W. Karlovich, III
Chief Financial Officer
Atlas Pipeline Partners, L.P.